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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                               -------------------

                                 SCHEDULE 13E-3
                        Rule 13E-3 Transaction Statement
       (Pursuant to Section 13(e) of the Securities Exchange Act of 1934)
                                (Amendment No. 2)
                               -------------------

                            GARDEN RIDGE CORPORATION
                              (Name of the Issuer)

                           GR ACQUISITION CORPORATION
                              GARDEN HOLDINGS INC.
                                GRDG HOLDINGS LLC
                           THREE CITIES FUND II, L.P.
                          THREE CITIES OFFSHORE II C.V.
                       (Name of Persons Filing Statement)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
           (INCLUDING THE ASSOCIATED PREFERRED STOCK PURCHASE RIGHTS)
                         (Title of Class of Securities)

                                    36541P104
                      (CUSIP Number of Class of Securities)
                               -------------------

                                J. WILLIAM UHRIG
                                    PRESIDENT
                           GR ACQUISITION CORPORATION
                         C/O THREE CITIES RESEARCH, INC.
                               650 MADISON AVENUE
                            NEW YORK, NEW YORK 10022
                                 (212) 838-9660
                     (Name, Address and Telephone Number of
                    Person Authorized to Receive Notices and
             Communications on Behalf of Person(s) Filing Statement)

                                    Copy to:
                            DAVID W. BERNSTEIN, ESQ.
                               ROGERS & WELLS LLP
                                 200 PARK AVENUE
                            NEW YORK, NEW YORK 10166
                                 (212) 878-8000
                               ------------------

                            CALCULATION OF FILING FEE

Transaction Value *: $129,359,636                  Amount of Filing Fee: $25,872

* For purposes of calculating the fee only. This amount assumes the purchase of 11,248,664 shares of common stock, par value $.01 per share (together with the associated preferred stock purchase rights, the "Shares") of Garden Ridge Corporation at a price per share of $11.50 in cash. The number of Shares of outstanding as of December 3, 1999 which are not owned by the Bidders, is 11,248,664. The amount of the filing fee, calculated in accordance with Section 14(g)(3) and Rule 0-11(d) under the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the aggregate of the cash offered by the Bidders.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

     Amount Previously Paid: $25,872                 Filing Parties:   GR Acquisition Corporation
                                                                       GRDG Holdings LLC
                                                                       Three Cities Fund II, L.P.
                                                                       Three Cities Offshore II, C.V.
     Form or Registration No.: 14D-1                 Date Filed:       November 23, 1999

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         This is a final amendment to the Statement on Schedule 13E-3 (the
"Schedule 13E-3") filed with the Securities and Exchange Commission (the "Commission") by GR Acquisition Corp., a Delaware corporation (the "Purchaser"), GRDG Holdings LLC, a Delaware limited liability company ("GRDG Holdings"), Three Cities Fund II, L.P., a Delaware limited partnership and Three Cities Offshore II C.V., a Netherlands Antilles partnership (the "Three Cities Funds") relating to the offer by the Purchaser (the "Offer") to purchase all of the outstanding shares of common stock, par value $.01 per share (the "Shares") of Garden Ridge Corporation, a Delaware corporation, which were not already owned by the Purchaser or its stockholders, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 23, 1999 (the "Offer to Purchase") and in the related Letter of Transmittal, as the Schedule 13E-3 was previously amended by Amendment No. 1, which was filed with the Securities and Exchange Committee on December 8, 1999.

ITEM 2. IDENTITY AND BACKGROUND.

         This Statement is being filed by the Purchaser, GRDG Holdings, Garden Holdings Inc. ("Garden Holdings") and the Three Cities Funds.

Garden Holdings is a Delaware corporation organized in order to become the immediate shareholder of the Purchaser. Garden Holdings is 97.8% owned by GRDG Holdings and owns all the outstanding shares of the Purchaser. The principal executive offices of Garden Holdings are located at the offices of Three Cities Research, Inc., 650 Madison Avenue, New York, New York 10022.

ITEM 10. INTEREST IN SECURITIES OF THE ISSUER.

The Purchaser accepted and purchased 10,167,800 shares of Garden Ridge common stock which were properly tendered in response to the tender offer, and not withdrawn before the tender offer which expired at 12:00 midnight on December 22, 1999. This increased the total number of shares owned by the Purchaser, GRDG Holdings, Garden Holdings and the Three Cities Funds to 15,089,261 shares, equal to 93.2% of the outstanding Garden Ridge common stock.


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                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   January 5, 2000

                                      GR ACQUISITION CORPORATION

                                      By:  /s/  J. William Uhrig
                                           -------------------------------------
                                           J. William Uhrig
                                           President

                                      GARDEN HOLDINGS INC.

                                      By:  /s/  J. William Uhrig
                                           -------------------------------------
                                           J. William Uhrig
                                           President

                                      GRDG HOLDINGS LLC

                                      By:      /s/  J. William Uhrig
                                           -------------------------------------
                                           J. William Uhrig
                                           President


                                      THREE CITIES FUND II, L.P.

                                      By:  TCR Associates, L.P.,
                                           its general partner

                                           By:  Three Cities Research, Inc.,
                                                its general partner

                                           By:  /s/  Willem de Vogel
                                                --------------------------------
                                                Willem de Vogel
                                                President

                                      THREE CITIES OFFSHORE II C.V.

                                      By:  TCR Offshore Associates, L.P.,
                                           its general partner

                                           By:  Three Cities Associates, N.V.,
                                                its general partner

                                           By:  /s/  J. William Uhrig
                                                --------------------------------
                                                J. William Uhrig,
                                                   President

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